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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 2054960

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report: <u>March 9, 2004</u>

<u>Bi-Optic Ventures Inc.</u>
(Exact name of registrant as specified in its charter)

<u>British Columbia, Canada</u>	<u>000-49685</u>	<u>N/A</u>
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Identification No.)

<u>1030 West Georgia Street, #615, Vancouver, British Columbia, Canada V6E 2Y3</u>
(Address of principal executive offices)   (Zip or Postal Code)

<u>604-689-2646</u>
(Registrant's telephone number, including area code)

_____
(Former name or former address, if changes since last report)

Item 1. Changes in Control of Registrant.
Item 2. Acquisition or Disposition of Assets.
Item 3. Bankruptcy or Receivership.
Item 4. Changes in Registrant's Certifying Accountant.
Item 5. Other Events and Regulation FD Disclosure.
Item 6. Resignations of Registrant's Directors.
Item 7. Financial Statements and Exhibits.
Item 8. Change in Fiscal Year.
            --- No Disclosure Necessary ---

Item 9. Regulation FD Disclosure.

NEWS RELEAE
March 8, 2004   SYMBOL: BOV.H

BI-OPTIC VENTURES INC. CLOSES PRIVATE PLACEMENT
The Company has now closed its recently announced private placement of 1,500,000 units of the Company at the price of $0.16 per unit, each unit consisting of one common share and one warrant. Each warrant entitles the holder to purchase one additional share of the Company at a price of $0.215 per share, until March 9, 2005. The proceeds from the placement are being used to pay outstanding debt and for general working capital.

The shares, warrants and any shares issued upon exercise of the warrants are subject to a hold period and may not be traded in British Columbia until March 9, 2005 except as permitted by the *Securities Act* and the Rules made thereunder and the TSX Venture Exchange.

The Company has paid a finder's fee of $2,912 in respect of this private placement.

"Harry Chew"
Harry Chew, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

**Item 10. Amendments to the Registrant's Code of Ethics or Waiver of a
            Provision of the Code of Ethics.**
**Item 11. Temporary Suspension of Trading Under Registrant's
            Employee Benefit Plans**
Item 12. Results of Operations and Financial Condition
            --- No Disclosure Necessary ---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: <u>March 9, 2004</u>   <u>Bi-Optic Ventures Inc.</u>
                            (Registrant)

<u>/s/ Harry Chew</u>
(Signature)
(Harry Chew, President/Director)